Exhibit 99.2

OPC Energy Ltd.

Condensed Consolidated Interim Financial Statements

At September 30, 2018

(Unaudited)

OPC Energy Ltd.
Condensed Consolidated Interim Financial Statements
At September 30, 2018
Unaudited

Contents

Page

Auditors’ Review Report	2

Condensed Consolidated Interim Statements of Financial Position	3 – 4

Condensed Consolidated Interim Statements of Income	5

Condensed Consolidated Interim Statements of Comprehensive Income	6

Condensed Consolidated Interim Statements of Changes in Equity	7 – 9

Condensed Consolidated Interim Statements of Cash Flows	10 – 11

Notes to the Condensed Consolidated Interim Financial Statements	12 – 24

Somekh Chaikin KPMG Millennium Tower 17 Ha’arba’a St., POB 609, Tel-Aviv 6100601 03-6848000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. (hereinafter – “the Company”) and its subsidiaries, including the condensed consolidated interim statement of financial position as at September 30, 2018 and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the nine-month and three-month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of financial information for these interim periods in accordance with IAS 34 “Financial Reporting for Interim Periods”, and are also responsible for the preparation of financial information for these interim periods in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on the financial information for these interim periods based on our review.

Scope of the Review

We conducted our review in accordance with Review Standard 1, “Review of Financial Information for Interim Periods Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the above‑mentioned financial information was not prepared, in all material respects, in accordance with International Accounting Standard IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the above‑mentioned financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Sincerely,

Somekh Chaikin
Certified Public Accountants (Isr.)

November 13, 2018

`Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Financial Position

	At September 30		At December 31
	2018	2017	2017
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Current Assets
Cash and cash equivalents	467,543	630,733	508,181
Short-term deposits and restricted cash	100,923	–	752
Trade receivables	154,589	208,128	152,751
Other receivables and debit balances, including derivative
financial instruments	36,635	76,211	44,309
Total current assets	759,690	915,072	705,993

Non‑Current Assets
Long-term deposits and restricted cash	260,781	173,177	264,564
Long-term loans and prepaid expenses	117,846	96,863	100,356
Deferred tax assets, net	1,968	579	751
Property, plant and equipment	2,318,849	2,088,333	2,184,405
Intangible assets	5,651	5,776	5,689
Total non‑current assets	2,705,095	2,364,728	2,555,765

Total assets	3,464,785	3,279,800	3,261,758

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Financial Position

	At September 30		At December 31
	2018	2017	2017
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Current Liabilities
Current maturities of loans from banks and others	84,311	90,467	104,978
Trade payables	232,487	246,822	202,705
Other payables and credit balances, including derivative
financial instruments	34,447	35,231	35,343
Income taxes payable	4,206	1,063	1,640
Total current liabilities	355,451	373,583	344,666

Non‑Current Liabilities
Loans from banks and financial institutions	1,836,538	1,684,490	1,744,739
Debentures	286,872	304,854	293,954
Capital notes and loans from related parties	1,138	1,778	1,803
Derivative financial instruments	–	601	–
Employee benefits	280	280	280
Liabilities for deferred taxes, net	227,329	183,633	191,777
Total non-current liabilities	2,352,157	2,175,636	2,232,553

Total liabilities	2,707,608	2,549,219	2,577,219

Equity
Share capital	1,319	1,319	1,319
Premium on shares	361,005	359,188	361,005
Capital reserves	83,018	78,665	80,279
Retained earnings	232,900	205,034	157,697
Total equity attributable to the Company’s owners	678,242	644,206	600,300
Non‑controlling interests	78,935	86,375	84,239
Total equity	757,177	730,581	684,539

Total liabilities and equity	3,464,785	3,279,800	3,261,758

_______________________________	________________________	_________________________
Yoav Doppelt Chairman of the Board of Directors	Giora Almogy CEO	Tzahi Goshen CFO

Approval date of the financial statements: November 13, 2018

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Income

	For the
	Nine Months Ended		Three Months Ended		Year Ended
	September 30		September 30		December 31
	2018	2017	2018	2017	2017
	(Unaudited)		(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Sales	992,677	996,035	341,876	347,727	1,315,679
Cost of sales (net of depreciation and
amortization)	669,335	726,129	223,082	246,946	958,968
Depreciation and amortization	81,738	85,767	28,788	26,926	112,210

Gross profit	241,604	184,139	90,006	73,855	244,501

Administrative and general expenses	37,264	27,346	13,185	11,593	39,576
Other income (expenses), net	3,044	(7)	962	(396)	1,252

Operating income	207,384	156,786	77,783	61,866	206,177

Financing expenses	76,499	100,931	25,376	14,463	124,751
Financing income	3,397	6,578	391	142	6,928
Financing expenses, net	73,102	94,353	24,985	14,321	117,823

Income before taxes on income	134,282	62,433	52,798	47,545	88,354

Taxes on income	36,141	23,654	13,574	13,142	31,848

Income for the period	98,141	38,779	39,224	34,403	56,506

Income attributable to:
The Company’s owners	75,203	22,810	30,076	25,897	35,473
Non‑controlling interests	22,938	15,969	9,148	8,506	21,033
Income for the period	98,141	38,779	39,224	34,403	56,506

Income per share attributable to the Company’s owners

Basic income per share (in NIS)	0.57	0.22	0.23	0.22	0.32

Diluted income per share (in NIS)	0.56	0.22	0.22	0.22	0.31

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

	For the
	Nine Months Ended		Three Months Ended		Year Ended
	September 30		September 30		December 31
	2018	2017	2018	2017	2017
	(Unaudited)		(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Income for the period	98,141	38,779	39,224	34,403	56,506

Components of other comprehensive income (loss) that after the initial recognition in the statement of comprehensive income were or will be transferred to the statement of income

Effective portion of change in the fair value
of cash-flow hedges	1,458	6,304	(202)	7,185	5,894

Net change in fair value of derivative financial instruments used for hedging cash flows recorded to the cost of the hedged item	(494)	3,060	(188)	1,375	5,176

Tax benefit (taxes) in respect of items of
other comprehensive income (loss)	(222)	(2,231)	89	(2,029)	(2,642)

Total other comprehensive income (loss)
for the period, net of tax	742	7,133	(301)	6,531	8,428

Total comprehensive income for the period	98,883	45,912	38,923	40,934	64,934

Total comprehensive income attributable to:
The Company’s owners	75,945	29,943	29,775	32,428	43,901
Holders of non‑controlling interests	22,938	15,969	9,148	8,506	21,033
Total comprehensive income for the period	98,883	45,912	38,923	40,934	64,934

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the owners of the Company
					Capital reserve for transactions with the former parent company

			Capital reserve in respect of merger			Capital reserve for share-based payments
		Premium on shares							Non- controlling interests
	Share capital			Hedging reserve			Retained earnings			Total equity
								Total
	In Thousands of New Israeli Shekels
	(Unaudited)

For the nine‑month
period ended
September 30, 2018

Balance at
January 1, 2018	1,319	361,005	2,598	(797)	77,930	548	157,697	600,300	84,239	684,539
Acquisition of non-
controlling interests	–	–	–	–	–	–	–	–	17	17
Share-based payment	–	–	–	–	–	1,997	–	1,997	–	1,997
Capital reserve in
respect of transactions
with holders of non-
controlling interests	–	–	–	–	–	–	–	–	741	741
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(29,000)	(29,000)
Other comprehensive
income for the period,
net of tax	–	–	–	742	–	–	–	742	–	742
Income for the period	–	–	–	–	–	–	75,203	75,203	22,938	98,141
Balance at
September 30, 2018	1,319	361,005	2,598	(55)	77,930	2,545	232,900	678,242	78,935	757,177

For the nine‑month
period ended
September 30, 2017

Balance at
January 1, 2017	*–	–	196,084	(9,225)	78,026	–	182,224	447,109	70,602	517,711
Capital reserve for
transactions with the
former parent
company, net of tax	–	–	–	–	(96)	–	–	(96)	–	(96)
Issuance of shares to
the parent company	1,000	–	–	–	–	–	–	1,000	–	1,000
Issuance of shares
(less issuance
expenses)	319	359,188	–	–	–	–	–	359,507	–	359,507
Share-based payment	–	–	–	–	–	229	–	229	–	229
Movement in capital
reserve in respect of
merger as part of
transfer of Hadera,
Greenday and AGS	–	–	(193,486)	–	–	–	–	(193,486)	(196)	(193,682)
Other comprehensive
income for the period,
net of tax	–	–	–	7,133	–	–	–	7,133	–	7,133
Income for the period	–	–	–	–	–	–	22,810	22,810	15,969	38,779
Balance at
September 30, 2017	1,319	359,188	2,598	(2,092)	77,930	229	205,034	644,206	86,375	730,581

* Amount less than NIS 1 thousand.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the owners of the Company
					Capital reserve for transactions with the former parent company

			Capital reserve in respect of merger			Capital reserve for share-based payments
		Premium on shares							Non- controlling interests
	Share capital			Hedging reserve			Retained earnings			Total equity
								Total
	In Thousands of New Israeli Shekels
	(Unaudited)

For the three‑month
period ended
September 30, 2018

Balance at
July 1, 2018	1,319	361,005	2,598	246	77,930	1,288	202,824	647,210	77,787	724,997
Share-based payment	–	–	–	–	–	1,257	–	1,257	–	1,257
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(8,000)	(8,000)
Other comprehensive
loss for the period,
net of tax	–	–	–	(301)	–	–	–	(301)	–	(301)
Income for the period	–	–	–	–	–	–	30,076	30,076	9,148	39,224
Balance at
September 30, 2018	1,319	361,005	2,598	(55)	77,930	2,545	232,900	678,242	78,935	757,177

For the three‑month
period ended
September 30, 2017

Balance at
July 1, 2017	*–	–	4,240	(8,623)	77,930	–	179,137	252,684	77,869	330,553
Issuance of shares to
the parent company	1,000	–	–	–	–	–	–	1,000	–	1,000
Issuance of shares
(less issuance
expenses)	319	359,188	–	–	–	–	–	359,507	–	359,507
Share-based payment	–	–	–	–	–	229	–	229	–	229
Movement in capital
reserve in respect of
merger as part of
transfer of Hadera
and AGS	–	–	(1,642)	–	–	–	–	(1,642)	–	(1,642)
Other comprehensive
income for the period,
net of tax	–	–	–	6,531	–	–	–	6,531	–	6,531
Income for the period	–	–	–	–	–	–	25,897	25,897	8,506	34,403
Balance at
September 30, 2017	1,319	359,188	2,598	(2,092)	77,930	229	205,034	644,206	86,375	730,581

* Amount less than NIS 1 thousand.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the owners of the Company
					Capital reserve for transactions with the former parent company

			Capital reserve in respect of merger			Capital reserve for share-based payments
		Premium on shares							Non- controlling interests
	Share capital			Hedging reserve			Retained earnings			Total equity
								Total
	In Thousands of New Israeli Shekels
	(Audited)

For the year ended
December 31, 2017

Balance at
January 1, 2017	*–	–	196,084	(9,225)	78,026	–	182,224	447,109	70,602	517,711
Capital reserve for
transactions with the
former parent
company, net of tax	–	–	–	–	(96)	–	–	(96)	–	(96)
Issuance of shares to
the parent company	1,000	–	–	–	–	–	–	1,000	–	1,000
Issuance of shares
(less issuance
expenses)	319	361,005	–	–	–	–	–	361,324	–	361,324
Share-based payment	–	–	–	–	–	548	–	548	–	548
Movement in capital
reserve in respect of
merger as part of
transfer of Hadera,
Greenday and AGS	–	–	(193,486)	–	–	–	–	(193,486)	(196)	(193,682)
Dividends to the
Company’s
shareholders	–	–	–	–	–	–	(60,000)	(60,000)	–	(60,000)
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(7,200)	(7,200)
Other comprehensive
income for the year,
net of tax	–	–	–	8,428	–	–	–	8,428	–	8,428
Income for the year	–	–	–	–	–	–	35,473	35,473	21,033	56,506
Balance at
December 31, 2017	1,319	361,005	2,598	(797)	77,930	548	157,697	600,300	84,239	684,539

* Amount less than NIS 1 thousand.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	For the
	Nine Months Ended		Three Months Ended		Year Ended
	September 30		September 30		December 31
	2018	2017	2018	2017	2017
	(Unaudited)		(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Cash flows from operating activities
Income for the period	98,141	38,779	39,224	34,403	56,506

Adjustments:
Depreciation and amortization	85,462	139,801	29,738	78,058	168,209
Financing expenses, net	73,102	94,353	24,985	14,321	117,823
Taxes on income	36,141	23,654	13,574	13,142	31,848
Share-based payment transactions	1,997	229	1,257	229	548
Revaluation of derivative financial
instruments	3,024	5,306	1,455	1,430	6,454
	297,867	302,122	110,233	141,583	381,388

Change in trade and other receivables	14,499	(117,016)	(48,850)	(135,609)	(27,046)
Change in trade and other payables	(5,107)	71,888	13,164	57,652	55,402
Change in provisions	–	(2,954)	–	–	–
	9,392	(48,082)	(35,686)	(77,957)	28,356

Net cash provided by operating activities	307,259	254,040	74,547	63,626	409,744

Cash flows from investing activities
Interest received	415	71	59	44	205
Short-term deposits and restricted cash, net	(100,106)	16,352	(100,106)	–	16,352
Withdrawals from long-term restricted cash	52,314	1,757	11,803	1,757	–
Deposit in long-term restricted cash	(44,618)	(103,748)	(139)	–	(195,372)
Long-term prepaid expenses and loans
granted	(27,301)	(12,005)	(4,146)	(12,005)	(16,470)
Acquisition of property, plant and
equipment	(137,295)	(218,903)	(33,829)	(83,887)	(368,628)
Acquisition of subsidiary, net of cash
acquired	(8,125)	–	–	–	–
Acquisition of intangible assets	(281)	(214)	(107)	(66)	(212)
Receipts (payments) in respect of derivative
financial instruments, net	193	(5,518)	124	151	(5,839)

Net cash used in investing activities	(264,804)	(322,208)	(126,341)	(94,006)	(569,964)

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	For the
	Nine Months Ended		Three Months Ended		Year Ended
	September 30		September 30		December 31
	2018	2017	2018	2017	2017
	(Unaudited)		(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Cash flows from financing activities
Interest paid	(65,835)	(59,815)	(16,464)	(17,262)	(76,661)
Costs paid in advance in respect of taking
out of loans	(2,087)	(12,325)	(549)	(2,157)	(13,068)
Dividend paid to the Company’s
shareholders	–	–	–	–	(60,000)
Dividends paid to holders of non-controlling
interests	(29,000)	–	(8,000)	–	(7,200)
Repayment of short-term loans from the
parent company and a related party, net	–	(58,352)	–	(19,027)	(58,352)
Proceeds from issuance of shares, net
of issuance expenses	–	365,265	–	365,265	361,703
Proceeds from issuance of debentures, net
of issuance expenses	–	315,814	–	(64)	315,818
Payment of early repayment commission	–	(22,950)	–	–	(22,950)
Receipt of long-term loans	102,000	415,000	80,000	–	494,000
Repayment of capital notes issued to the
former parent company	–	(64,068)	–	(53,718)	(64,068)
Repayment of loans from banks and others	(77,087)	(260,263)	(20,780)	(19,799)	(280,422)
Repayment of debentures	(11,200)	–	–	–	–

Net cash provided by (used in) financing
activities	(83,209)	618,306	34,207	253,238	588,800

Increase (decrease) in cash and cash	(40,754)	550,138	(17,587)	222,858	428,580
equivalents

Cash and cash equivalents at beginning of
the period	508,181	86,159	485,213	407,057	86,159

Impact of changes in the currency exchange
rate on the balances of cash and cash
equivalents	116	(5,564)	(83)	818	(6,558)

Cash and cash equivalents at end of
the period	467,543	630,733	467,543	630,733	508,181

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2018

Note 1 –	The Reporting Entity

OPC Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address (since May 1, 2018) is 121 Menachem Begin Blvd., Tel‑Aviv, Israel. The Company is controlled by Kenon Holdings Ltd. (hereinafter – “the Parent Company”), a company incorporated in Singapore, the shares of which are “dual listed” for trading on both the New York Stock Exchange (NYSE) and the Tel‑Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”). Up to February 15, 2018, the Company was controlled by I.C. Power Asia Development Ltd. (hereinafter – “Asia Development”), on which date Asia Development transferred its entire holdings in the Company to the Parent Company.

The Company is a public company the securities of which are listed for trading on the Stock Exchange. The Company and its subsidiaries, the financial statements of which are consolidated with those of the Company (hereinafter – “the Group”), operate in Israel in the area of generation of electricity, including initiation, development, construction and operation of power plants, and the generation and supply of electricity to private customers and to Israel Electric Company (hereinafter – “IEC”).

The subsidiary, OPC Rotem Ltd. (hereinafter – “Rotem”), won a tender for construction of a private power plant located in the Rotem Plain having a capacity pursuant to the generation license of about 466 megawatts (MW) and signed an agreement for sale of the electricity (hereinafter – “the PPA”) with IEC. In addition, as a result of its win in the above‑mentioned tender, Rotem was issued a license to produce and sell electricity for a period of 30 years. On July 6, 2013, Rotem commenced commercial operation of the power plant.

The subsidiary, OPC Hadera Ltd. (hereinafter – “Hadera”), is currently constructing a power plant that uses cogeneration technology (generation of electricity and steam). Hadera holds a conditional license for construction of a power plant adjacent to Hadera Paper Mills, having an installed capacity of up to 148.5 MW.

The Group’s activities are subject to regulation, including, among other things, the provisions of the Electricity Sector Law, 1996, and the regulations promulgated thereunder, resolutions of the Electricity Authority, the provisions of the Law for Promotion of Competition and Reduction of Concentration, 2013, and regulation in connection with licensing of businesses, planning and construction, and environmental quality. The Electricity Authority is authorized to issue licenses under the Electricity Sector Law (licenses for facilities having a generation capacity in excess of 100 MW also require approval of the Minister of National Infrastructures, Energy and Water), supervise the license holders, determine tariffs and provide benchmarks for the level, nature and quality of the services that are required from an “Essential Service Provider” that holds a generation license or a transmission and distribution license, is a producer of electricity and/or is a private electricity producer. Accordingly, the Electricity Authority supervises both IEC and private electricity producers.

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November). For each season a different tariff is set. The Company’s results are based on the generation component, which is part of the TAOZ, and as a result there is a seasonal effect.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2018

Note 2 –	Basis of Preparation of the Financial Statements

A.	Declaration of compliance with International Financial Reporting Standards (IFRS)

The condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34 (hereinafter – “IAS 34”), “Financial Reporting for Interim Periods” and do not include all of the information required in complete, annual financial statements. These statements should be read together with the financial statements for the year ended December 31, 2017 (hereinafter – “the Annual Financial Statements”). In addition, these financial statements were prepared in accordance with the provisions of Section D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The condensed, consolidated, interim financial statements were approved for publication by the Company’s Board of Directors on November 13, 2018.

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the principal economic environment in which the Group operates. Accordingly, the NIS is the functional currency of the Group. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Use of estimates and judgment

In preparation of the condensed consolidated interim financial statements in accordance with IFRS, Company management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results are likely to be different than these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements, except for that stated in Note 3.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2018

Note 3 –	Significant Accounting Policies

A.	The Group’s accounting policies in these condensed consolidated interim financial statements are the same as the policies applied in the Annual Financial Statements, except as detailed below.

B.	First-time application of new accounting standards, amendments and interpretations

Commencing from January 1, 2018, the Group applies the new accounting standards and amendments to standards described below:

(1)	IFRS 9 (2014), Financial Instruments

Commencing from the first quarter of 2018, the Group applies IFRS 9 (2014), Financial Instruments (in this section – “the Standard” or “IFRS 9”), which supersedes IAS 39, Financial Instruments: Recognition and Measurement (in this section – “IAS 39”). The Group elected to apply the Standard as from January 1, 2018, without adjustment of the comparative figures. The first-time application of the Standard did not have a material effect on the statement of financial position as at January 1, 2018.

All the financial instruments that under IAS 39 had been allocated to the “loans and receivables” measurement group were reallocated under IFRS 9 to the “amortized cost” measurement group. The first-time application of IFRS 9 did not have a material effect on the opening balance of retained earnings and other the equity components.

Set forth below are the main changes in the accounting policies as a result of application of the Standard commencing from January 1, 2018:

Initial recognition and measurement

The Group initially recognizes trade receivables and debt instruments issued on the date they are created. All other financial assets and financial liabilities are recognized initially on the trade date on which the Group becomes a party to the contractual provisions of the instrument. Generally, a financial asset or financial liability is initially measured at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or the financial liability. A trade receivable without a significant financing component is initially measured at the transaction price. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date the classification was changed from a contract asset to receivables.

Financial assets – classification and subsequent measurement

The Group has balances of trade and other receivables that are held under a business model the objective of which is collection of the contractual cash flows. The contractual cash flows in respect of such financial assets comprise solely payments of principal and interest that reflects consideration for the time-value of the money and the credit risk. Accordingly, such financial assets are measured at amortized cost.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2018

Note 3 –	Significant Accounting Policies (Cont.)

B.	First-time application of new accounting standards, amendments and interpretations (Cont.)

(1)	IFRS 9 (2014), Financial Instruments (Cont.)

Measurement of expected credit losses

Expected credit losses represent a probability-weighted estimate of credit losses. Credit losses are measured at the present value of the difference between the cash flows to which the Group is entitled under the contract and the cash flows that the Group expects to receive. Expected credit losses are discounted at the effective interest rate of the financial asset.

Financial assets impaired due to credit risk

At each reporting date, the Group assesses whether financial assets that are measured at amortized cost and debt instruments that are measured at fair value through other comprehensive income have become impaired by credit risk. A financial asset is impaired due to credit risk when one or more of the events have occurred that adversely affect the future cash flows estimated for such financial asset.

Hedge accounting

The Group elected to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements of IFRS 9.

(2)	IFRS 15, Revenues from Contracts with Customers

Commencing from January 1, 2018, the Group is applying for the first time International Financial Reporting Standard No. 15 (in this section – “IFRS 15” or “the Standard”), which provides guidelines for recognition of revenue. The Group has elected to apply the Standard using the “catch‑up” approach, by means of adjusting the balance of the retained earnings as at January 1, 2018, and without restatement of the comparative figures. The first-time application of the Standard did not have a material effect on the financial statements as at January 1, 2018.

The Standard presents a new five‑step model for recognition of revenue from contracts with customers: (1) Identification of the contract with the customer; (2) Identification of separate performance obligations in the contract; (3) Determination of the transaction price; (4) Allocation of the transaction price to the separate performance obligations; and (5) Recognition of revenue when the performance obligations are fulfilled.

Set forth below are the highlights of the new accounting policies in connection with recognition of revenue that were applied commencing from January 1, 2018 as a result of application of the Standard:

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2018

Note 3 –	Significant Accounting Policies (Cont.)

B.	First-time application of new accounting standards, amendments and interpretations (Cont.)

(2)	IFRS 15, Revenues from Contracts with Customers (Cont.)

Revenue

The Group recognizes revenue when the customer attains control of the promised goods or services. Revenue is measured based on the amount of the consideration to which the Group expects to be entitled in consideration for transfer of the goods and services promised to the customer, excluding amounts collected on behalf of third parties.

Determination of the transaction price

The transaction price is the amount of the consideration to which the Group expects to be entitled in consideration for transfer of the goods and services promised to the customer, excluding amounts collected on behalf of third parties. When determining the transaction price, the Group considers the effects of all of the following: variable consideration, the existence of a significant financing component in the contract, non‑cash consideration and consideration payable to the customer.

(3)	Interpretation IFRIC 22, Foreign Currency Transactions and Advance Deposits in Foreign Currency

The Interpretation provides that the transaction date for purposes of determining the exchange rate to be used for recording a transaction in foreign currency that includes advance deposits is the date on which the Group initially recognizes a non‑monetary asset/liability in respect of the said advance deposits. Where there are multiple advance payments or receipts, the Group will determine the transaction date for each payment/receipt separately.

The Interpretation is being applied prospectively.

C.	Accounting standards not yet adopted

IFRS 16, Leases

IFRS 16 supersedes International Accounting Standard 17 “Leases” (hereinafter – “IAS 17”) and the related Interpretations. The provisions of the Standard cancel the existing requirement that lessees classify the lease as an operating or a financing lease. Instead, as for lessees, the new Standard presents a uniform model for the accounting treatment of all leases, pursuant to which the lessee is to recognize an asset and a liability in respect of the lease in its financial statements. The Standard also sets out new disclosure requirements that are more extensive than the presently existing requirements. The Standard is effective for annual periods commencing on January 1, 2019. Early adoption is permitted, provided that the Company also applies IFRS 15 “Revenue from Contracts with Customers”. The Group intends to adopt the Standard commencing from January 1, 2019, using the “catch‑up” approach, while adjusting the balance of retained earnings as at January 1, 2019.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2018

Note 3 –	Significant Accounting Policies (Cont.)

C.	Accounting standards not yet adopted (Cont.)

IFRS 16, Leases (Cont.)

The Group intends to elect to apply the transitional provision whereby on the application date it will recognize a lease liability based on the present value of the balance of the future lease payments, discounted based on the lessee’s incremental interest rate on that date, and a parallel “lease usage right” asset in the same amount, adjusted for the lease payments made in advance or accrued that were recognized as an asset or a liability prior to the initial application date. As a result, the Standard is not expected to have a material impact on the retained earnings on the application date.

Note 4 –	Financial Instruments

The carrying amounts in the books of certain financial assets and liabilities, including short‑term and long‑term deposits, cash and cash equivalents, restricted cash, trade receivables, other receivables, derivative financial instruments, trade payables and other payables are the same as or approximate their fair values.

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

Fair value

	At September 30, 2018
	Book	Fair
	Value*	Value
	In Thousands of NIS

Loans from banks and financial institutions	1,903,675	2,165,285
Debentures	308,391	326,000

	At September 30, 2017
	Book	Fair
	Value*	Value
	In Thousands of NIS

Loans from banks and financial institutions	1,763,937	2,152,698
Debentures	315,874	355,392

	At December 31, 2017
	Book	Fair
	Value*	Value
	In Thousands of NIS

Loans from banks and financial institutions	1,827,753	2,221,979
Debentures	315,918	365,728

* Includes current maturities.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2018

Note 4 –	Financial Instruments (Cont.)

Derivative financial instruments are measured at fair value, using the Level 2 valuation method. The fair value is measured using the discounted future cash flows method, on the basis of observable data.

In addition, the Company enters into transactions in derivative financial instruments in order to hedge foreign currency risks. Derivative financial instruments are recorded based on their fair value. The fair value of the derivative financial instruments is based on prices, rates and interest rates that are received from banks, brokers and through customary trading software. The fair value of the derivative financial instruments is estimated on the basis of the data received, using valuation and pricing techniques that are characteristic of the various instruments in the different markets. The fair value measurement of long-term derivative financial instruments is estimated by discounting the cash flows deriving from them, based on the terms and maturity of each instrument and using market interest rates for similar instruments as at the measurement date. Changes in the economic assumptions and the valuation techniques could materially affect the fair value of the instruments.

Set forth below is data regarding the representative rates of exchange and the Consumer Price Index (CPI):

		Exchange	Exchange
		rate of	rate of
		the dollar	the euro
	CPI	against	against
	(in points)	shekel	shekel

September 30, 2018	107.6	3.627	4.216
September 30, 2017	106.3	3.529	4.157
December 31, 2017	106.4	3.467	4.153

Change during the nine months ended:
September 30, 2018	1.1%	4.6%	1.5%
September 30, 2017	0.2%	(8.2)%	2.8%

Change during the three months ended:
September 30, 2018	0.2%	(0.6)%	(0.9)%
September 30, 2017	(0.5)%	0.9%	4.3%

Change during the year ended:
December 31, 2017	0.3%	(9.8%)	2.7%

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2018

Note 5 –	Acquisition of Zomet

Zomet Energy Ltd. (hereinafter – “Zomet”) is advancing a project for construction of a power plant running on natural gas, using open‑cycle conventional technology and having an output of about 396 megawatts, which is located proximate to the Plugot Intersection.

Pursuant to that stated in Note 27(M) to the Annual Financial Statements, on February 26, 2018, the Company’s Board of Directors approved completion of the Zomet transaction, along with waiver of the precondition for receipt of a new license by Zomet. Accordingly, on March 7, 2018 the transaction was completed and the control of Zomet was transferred to the Company (hereinafter – “the Transaction Completion Date”). Furthermore, the Board of Directors approved an update of the milestones with respect to the fixed payment dates provided in the original agreements, in such a manner that does not change the total amount of the consideration compared with the original milestones. As a result, on the Transaction Completion Date the Company paid the amount of U.S.$3,650 thousand (U.S.$3,550 thousand in respect of repayment of a shareholders’ loan in Zomet and U.S.$100 thousand for acquisition of the shares of Zomet) in respect of fulfillment of the first milestone. Following receipt in March 2018 of the decision in the administrative petition rejecting the petition, the Company paid an additional U.S.$3,650 thousand, in respect of fulfillment of the second milestone. The remaining consideration, in the amount of about U.S.$15,800 thousand, is to be paid on the date of the financial closing of the Zomet transaction.

In addition, further to that stated in Note 27(M) to the annual financial statements, in May 2018, the City of Kiryat Gat filed an appeal with the Supreme Court of the decision on the administrative petition issued by the District Court for Administrative Matters in Be’er Sheva to reject the administrative petition filed regarding the leniency allowed with respect to National Infrastructures Plan (NIP) 55. A decision in the appeal has not yet been issued, except for determination of dates for submission of summaries on behalf of the parties and a date for hearing the appeal, which was set for the end of November 2018. At this stage, prior to hearing of the appeal’s substantive claims, the Company and its legal advisors are unable to estimate the chances that the claim will ultimately be accepted but, nevertheless, they believe that the appeal is more likely to be rejected than accepted and, accordingly, no provision has been included in the financial statements in respect thereof.

The Company is continuing to take action in order to see to fulfillment of the preconditions for completion of the Zomet project, which at the present time have not yet been fulfilled and which include, mainly, approval of the Electricity Authority of the grant of a license (taking into account the position of the Business Concentration Committee from August 2017), ensuring the capability to transmit electricity from the project site and maintenance of a position in the network on the required date, as well as execution of additional activities – this being for the purpose of advancing the Zomet project toward a financial closing. Nonetheless, there is no certainty that the Zomet project will ultimately be completed and that stated is dependent on, among other things, factors that are not under the Company’s control.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2018

Note 6 –	Additional Information

A.
Further to that stated in Note 27(G) to the Annual Financial Statements, in January 2018, the Electricity Authority published a resolution, regarding tariff updates for 2018, wherein the generation component was raised by 6.7% – from NIS 264 per MWh to NIS 281.6 per MWh.

B.
Further to that stated in Note 27(G) to the Annual Financial Statements, in February 2018, Tamar Partners filed a detailed statement of claim wherein they repeat the contentions that are described in the Note and also raised an alternative argument, pursuant to which NIS 361.5 per MWh should be declared as the relevant tariff for the period in dispute (constituting the average of the four tariffs published by the Electricity Authority in 2013). In June 2018, Rotem filed a detailed statement of defense wherein it rejected the contentions. Subsequent to the date of the report, in October 2018, a response was filed by Tamar Partners. Rotem believes that it is more likely than not that its position will be accepted. Accordingly, no provision was included in the financial statements in respect of said claim.

C.
On January 10, 2018, a request was filed with the District Court in Tel‑Aviv–Jaffa for certification of a derivative claim (hereinafter in this Section – “the Request”) by a shareholder in Oil Refineries Ltd. (hereinafter – “ORL”) against former and current directors of ORL, Israel Chemicals Ltd., Israel Corporation Ltd., Mr. Idan Ofer, Mr. Ehud Angel, and against the Company, Rotem and Hadera (hereinafter – “the OPC Group”). The subject matter of the Request involves gas purchase transactions of ORL, Israel Chemicals Ltd. and the OPC Group (hereinafter – “the Companies”), including the inter‑company aspects thereof, including: (1) a transaction of the Companies for purchase of natural gas from Tamar Partners (for additional information see Note 27(G) to the Annual Financial Statements); and (2) transactions of the Companies for purchase of natural gas from Energean (for additional information see Note 27(G) to the Annual Financial Statements). Regarding a transaction with Energean, in brief, the plaintiff claims that, in addition to the transaction of the Companies with Energean, a transaction is required among the Companies themselves for allocation of the economic benefits achieved in the joint negotiations in a manner that properly reflects the purchasing power and the negotiating strength of each of them. The plaintiff argues that the alleged absence of such an inter‑company transaction (or the alleged absence of a proper proceeding for allocation of the benefit) adversely impacts ORL (is not at arm’s length regarding the inter‑company aspect), and ORL does not receive its share of the economic benefit in light of its significant purchasing power and its contribution to the negotiations with Energean (among other things, in light of the fact that the transaction was executed at similar prices to the Group Companies). The principal remedies sought by the plaintiff in the Request with respect to the Energean transaction are several declaratory and monetary measures, including, among other things, implementation of an inter-company proceeding.

Regarding the Tamar transaction, the plaintiff argues that engagement in the Tamar transaction was not properly approved by ORL and raises other allegations in relation to this transaction, including whether the transaction is beneficial to ORL and at arm’s length; in relation to the Tamar transaction, declaratory remedies and compensation remedies are sought and/or refunding of the benefit amounts allegedly received by the Company and the other parties to the transaction at the expense of ORL, with the addition of the claimed coefficient.

In August 2018, OPC Group submitted its response to the Request. OPC Group rejected the contentions appearing in the Request and requested summary dismissal of the Request.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2018

Note 6 –	Additional Information (Cont.)

C.	(Cont.)

In the Company’s estimation, based on its legal advisors, it is more reasonable than not that the Request will not be accepted by the Court and, accordingly, no provision was included in the financial statements in respect of the Request.

D.
Further to that stated in Note 27(Q) to the Annual Financial Statements, in July 2018, Rotem filed its response to the request for certification of a derivative claim (hereinafter in this Note – “the Request”). In Rotem’s estimation, based on its legal advisors, it is more likely than not that the Request will not be accepted by the Court and, accordingly, no provision has been recorded in the financial statements in respect of the Request.

E.
Further to that stated in Note 16(C)(4) to the Annual Financial Statements, in the period of the report Hadera withdrew NIS 102 million from the Senior Facility Agreement in three increments. The interest rates on the amounts withdrawn during the period of the report range between 3.11% and 3.36% for the CPI‑linked loans and between 4.67% and 4.97% for the unlinked loans.

F.
Further to that stated in Note 27(E) to the Annual Financial Statements, in March 2018 the Company assumed the corporate guarantees that had been provided in the past by Asia Development, in the aggregate amount of about U.S.$32 million.

G.
Further to that stated in Note 25(D) to the Annual Financial Statements, in February 2018, the amounts of the guarantees to IEC were updated to NIS 93 million (linked to the CPI). In May 2018, the pledged deposits in respect of the guarantees to IEC were updated to NIS 38 million.

H.
In January 2018, the Rating Board of Midroog Ltd. (hereinafter – “Midroog”) reconfirmed the rating of Hadera’s senior debt at A3 with a stable outlook for the construction and operation period and at A2 with a stable outlook for the operation period only. In February 2018, Midroog updated the long-term rating of Rotem to Aa3 with a positive outlook and also updated the rating of Rotem’s senior debt from Aa3 with a stable outlook to Aa3 with a positive outlook.

In July 2018, an issuer’s rating of A– with a stable rating outlook for the Company and a rating of A– for the Company’s debentures (Series A) were reconfirmed by Maalot. In addition, in August 2018, a rating of A3 with a stable rating outlook for the Company’s debentures (Series A) was reconfirmed by Midroog.

I.
Further to that stated in Note 27(G) to the Annual Financial Statements, as at the approval date of the financial statements, all the preconditions were fulfilled with reference to Rotem and Hadera (receipt of approval of the General Meeting of the Company’s shareholders and receipt of approval of the consortium of financiers), and the precondition was also fulfilled regarding approval of the Restrictive Business Practices (Antitrust) Authority. On the other hand, the precondition stipulated in the Energean agreements had not yet been fulfilled with respect to the financial closing of Energean (hereinafter – “the Precondition”). Should the Precondition not be fulfilled by December 31, 2018, each of the parties will be permitted to bring the agreement to an end by means of an agreed advance notice, provided that the Precondition is not fulfilled during the said early notification period.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2018

Note 6 –	Additional Information (Cont.)

J.
Further to that stated in Note 27(J) to the Annual Financial Statements, in April 2018, Hadera and ORL agreed with respect to early termination of the agreement for sale of gas immediately, such that terminated on April 30, 2018.

K.
In April 2018, Hadera entered into an agreement with IEC for sale of surplus gas quantities supplied to it under the agreement with Tamar Partners (as described in Note 27(G) to the Annual Financial Statements) for the period from May 1, 2018 to October 31, 2018. It is noted that Hadera has additional framework agreements for sale of surplus gas quantities with unrelated third parties.

L.
In May 2018, Rotem entered into a binding agreement with IEC for the sale of gas quantities. Sale of the gas was made during the course of the planned maintenance period, in September up to November 2018.

M.
In April and September 2018, Rotem declared and distributed dividends to its shareholders in the amounts of NIS 105 million and NIS 40 million, respectively (the portion attributed to non-controlling interests amounted to NIS 21 million and NIS 8 million, respectively).

N.
Further to that stated in Note 19(C) to the Annual Financial Statements, in May 2018, the employee stock option plan was updated in a manner that included three revisions: (1) addition of the possibility of issuing Restricted Share Units (RSUs); (2) addition of 797,168 to the number of options and/or RSUs that may be issued under the plan; and (3) revision of the adjustment mechanism in a case of change of control.

Each RSU unit will entitle its holder to receive from the Company, by way of allotment and for no consideration, one ordinary share of NIS 0.01 par value of the Company. The RSUs will not convey to the holders thereof any right conveyed to shareholders, prior to their exercise for shares of the Company, including a right to vote, except for the right to receive an amount equivalent to a dividend in a case where the Company decides to distribute a dividend.

In June 2018, the Company’s Board of Directors approved a private issuance to eight managers and officers in the Group, in an aggregate quantity of 1,165,625 options exercisable for 1,165,625 ordinary shares of NIS 0.01 par value of the Company and 248,685 RSUs (hereinafter – “the Offered Securities”). The Offered Securities will be issued under the Capital Track (with a trustee), in accordance with Section 102 of the Income Tax Ordinance [New Version], 1961, in four equal tranches. The vesting conditions and expiration dates of the Offered Securities are as follows:

Tranche No.	Vesting Conditions	Expiration Dates

First tranche	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
Second tranche	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
Third tranche	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
Fourth tranche	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

The exercise price of each option is NIS 18.41 (unlinked). The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.).

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2018

Note 6 –	Additional Information (Cont.)

N.	(Cont.)

The average fair value of each option granted was estimate proximate to the issuance date, using the Black and Scholes model, at NIS 3.84 per option. The calculation is based on a standard deviation of 20.93%–21.41%, a risk‑free interest rate of 0.88% to 1.43% and an expected life of 4 to 6 years. The fair value of the RSU Units was estimated based on the price of a Company share on June 20, 2018, which was NIS 18.52.

The cost of the benefit embedded in the Offered Securities, as stated, which is based on the fair value proximate to the date of their grant, amounted to about NIS 8,955 thousand. This amount will be recorded to the statement of income over the vesting period of each tranche.

Subsequent to the date of the report, a Company officer concluded her position with the Company prior to the end of the vesting period under the options’ plan and, therefore, in accordance with the terms of the options’ plan, her rights with respect to all the options and RSUs (Restricted Share Units) issued to her (98,958 options and 20,518 RSUs) expired. The expired options and RSUs, as stated, were returned to the number of shares that are covered by the employee stock option plan and they may be reissued.

O.
Further to that stated in Note 17 to the Annual Financial Statements, in June 2018, the trust certificate of the debentures (Series A) was amended (hereinafter – “the Amendment”), with respect to, among other things, definition of the term “the Company’s cash flows”, such that the reference to “cash flows used in investing activities” will be eliminated. Furthermore, pursuant to the said amendment, the Company provided a debt service reserve, in the scope of 18 months’ payments of principal and interest, and it committed to comply with financial covenants and restrictions regarding distributions such that the “historical debt coverage ratio” will not fall below 1.2, and for purposes of a distribution, as defined in the trust certificate, the “historical debt coverage ratio” will not be lower than 1.4.

P.
In September 2018, Zomet signed a planning, procurement and construction agreement (hereinafter – “the Agreement”) with PW Power Systems LLC (hereinafter – “the Zomet Construction Contractor”), for construction of the Zomet project. The Agreement is a “lump‑sum turnkey” agreement wherein the Zomet Construction Contractor committed to construct the Zomet project in accordance with the technical and engineering specifications determined and includes various undertakings of the contractor. In addition, the Zomet Construction Contractor committed to provide certain maintenance services in connection with the power station’s main equipment for a period of 20 years commencing from the start date of the commercial operation.

Pursuant to the Agreement, the Zomet Construction Contractor undertook to complete the construction work of the Zomet project, including the acceptance tests, within a period of about two and a half years from the date of receipt of the work commencement order from the Company (hereinafter – “the Work Commencement Order”), subject to certain circumstances spelled out in the Agreement. The Agreement includes a preliminary “development work” period, which will precede the date of the Work Commencement Order and will begin on the signing date of the Agreement (hereinafter – “the Preliminary Development Work”). The Preliminary Development Work includes, among other things, preliminary planning and receipt of building permits. It is noted that the Company is not required to submit a work commencement order and is permitted to conclude the Agreement in each of its stages, subject to certain circumstances stipulated in the Agreement.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2018

Note 6 –	Additional Information (Cont.)

P.	(Cont.)

In the Company’s estimation, based on the work specifications, the aggregate consideration that will be paid in the framework of the Agreement is about U.S.$300 million, and it will be paid based on the milestones provided therein.

Furthermore, the Agreement includes provisions that are customary in agreements of this type, including commitments for agreed compensation, limited in amount, in a case of non‑compliance with the terms of the Agreement, including with respect to certain guaranteed executions and for non‑compliance with the timetables set, and the like. The Agreement also provides that the Zomet Construction Contractor is to provide guarantees, including a parent company guarantee, as is customary in agreements of this type.

Q.
Further to that stated in Note 27(D) to the Annual Financial Statements, regarding the LTSA agreement with Mitsubishi for maintenance of the Rotem Power Station (hereinafter – “the Power Station”), wherein, among other things, timetables are provided for performance of the maintenance work with respect to the Power Station, and in particular the timetables for performance of the first “major overhaul” work, which is to be executed once every 6 years (hereinafter – “the Maintenance Work”), on September 25, 2018, the Maintenance Work was commenced as planned.

During the Maintenance Work the Power Station’s operations were halted along with the related energy generation activities. Supply of electricity to the Power Station’s private customers continued as usual, this being in accordance with the standards published by the Electricity Authority and Rotem’s PPA agreement with Israel Electric Company. On November 10, 2018, the Maintenance Work was completed as planned.

R.
In the period of the report, Rotem recognized reimbursements from Israel Electric Company in respect of solar costs and an insurance premium it overpaid in prior years, in the amounts of about NIS 8 million and about NIS 3 million, respectively.